Exhibit 12.1

STATEMENT RE: COMPUTATION OF HISTORICAL

RATIO OF EARNINGS TO FIXED CHARGES

	April 28, 2002	April 27, 2003	April 25, 2004	April 24, 2005	April 30, 2006
Consolidated pretax income from continuing operations	$(17.4)	$58.9	$40.6	$31.1	$22.0
Less equity in income (loss) of unconsolidated joint venture	—	—	—	—	—
Interest	72.9	65.9	71.9	67.9	79.0
Less capitalized interest	1.3	0.1	0.8	3.2	4.6
Interest portion of rental expense	8.8	8.2	9.0	9.4	9.2

Earnings	$63.0	$132.9	$120.7	$105.2	$105.6

Interest	$72.9	$65.9	$71.9	$67.9	$79.0
Interest portion of rental expense	8.8	8.2	9.0	9.4	9.2

Fixed charges	$81.7	$74.1	$80.9	$77.3	$88.2

Ratio of earnings to fixed charges	0.8x	1.8x	1.5x	1.4x	1.2x

For purposes of determining the ratio of earnings to fixed charges, earnings consist of earnings before provision for income taxes and extraordinary item plus fixed charges, excluding capitalized interest. Fixed charges consist of interest on indebtedness, including capitalized interest, plus that portion of rental expense that is considered to be interest. This ratio does not include earnings and fixed charges of unconsolidated joint ventures.